                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                                 (RULE 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13D-2(a)

                               (AMENDMENT NO. 1)1



                               CERES GROUP, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156772105
------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Insurance Partners Advisors, L.P.
                     One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                        Attention: Mr. Bradley E. Cooper
                                 (212) 898-5700
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 17, 1999
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)





---------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                           ------------------------------
CUSIP No.  156772105           13D               Page 2 of 17 Pages
---------------------                           ------------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE PARTNERS, L.P.


------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO  -- CONTRIBUTIONS FROM PARTNERS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
------------------------------------------------------------------------------
          NUMBER OF SHARES          7       SOLE VOTING POWER
     BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH               0
                                    ------------------------------------------
                                    8       SHARED VOTING POWER

                                            5,149,018(1)
                                    ------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            0
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,149,018(1)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,149,018(1)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
     STOCK.

---------------------                           ------------------------------
CUSIP No.  156772105           13D               Page 3 of 17 Pages
---------------------                           ------------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE GENPAR, L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO - CONTRIBUTIONS FROM PARTNERS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
------------------------------------------------------------------------------
         NUMBER OF SHARES           7       SOLE VOTING POWER
     BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH               0
                                    ------------------------------------------
                                    8       SHARED VOTING POWER

                                            5,149,018(1)(2)
                                    ------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            0
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,149,018(1)(2)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,149,018(1)(2)
------------------------------------------------------------------------------v
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          -----------------------------------------------------------

(1) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
    STOCK.

(2) SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE PARTNERS, L.P.

---------------------                           ------------------------------
CUSIP No.  156772105           13D               Page 4 of 17 Pages
---------------------                           ------------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE GENPAR MGP, L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO - CONTRIBUTIONS FROM PARTNERS

    N/A
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
------------------------------------------------------------------------------
          NUMBER OF SHARES          7       SOLE VOTING POWER
     BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH               0
                                    ------------------------------------------
                                    8       SHARED VOTING POWER

                                            5,149,018(1)(2)
                                    ------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            0
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,149,018(1)(2)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,149,018(1)(2)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
        ---------------------------------------------------------------
(1) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
    STOCK.

(2) SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR MGP, L.P., THE SOLE GENERAL PARTNER OF INSURANCE GENPAR, L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE PARTNERS, L.P.

---------------------                           ------------------------------
CUSIP No.  156772105           13D               Page 5 of 17 Pages
---------------------                           ------------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE GENPAR MGP, INC.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO - CONTRIBUTIONS FROM PARTNERS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
------------------------------------------------------------------------------
          NUMBER OF SHARES          7       SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH                0
                                    ------------------------------------------
                                    8       SHARED VOTING POWER

                                            5,149,018(1)(2)
                                    ------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            0
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            5,149,018(1)(2)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,149,018(1)(2)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    34.6%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          -----------------------------------------------------------

(1)  INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
     STOCK.

(2) SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR MGP, L.P., THE SOLE GENERAL PARTNER OF INSURANCE GENPAR, L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE PARTNERS, L.P.

---------------------                           ------------------------------
CUSIP No.  156772105           13D                Page 6 of 17 Pages
---------------------                           ------------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO - CONTRIBUTIONS FROM PARTNERS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BERMUDA
------------------------------------------------------------------------------
          NUMBER OF SHARES          7       SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH                0
                                    ------------------------------------------
                                    8       SHARED VOTING POWER

                                            2,599,166(1)
                                    ------------------------------------------
                                    9       SOLE DISPOSITIVE POWER

                                            0
                                    ------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            2,599,166(1)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,599,166(1)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.2%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
      ------------------------------------------------------------------

(1) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
    STOCK.

---------------------                           ------------------------------
CUSIP No.  156772105           13D               Page 7 of 17 Pages
---------------------                           ------------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE GENPAR (BERMUDA), L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO - CONTRIBUTIONS FROM PARTNERS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BERMUDA
------------------------------------------------------------------------------
        NUMBER OF SHARES           7        SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH
      REPORTING PERSON WITH                 0
                                   -------------------------------------------
                                   8        SHARED VOTING POWER

                                            2,599,166(1)(2)
                                   -------------------------------------------
                                   9        SOLE DISPOSITIVE POWER

                                            0
                                   -------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                            2,599,166(1)(2)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,599,166(1)(2)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.2%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     ---------------------------------------------------------------------

(1) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
    STOCK.

(2) SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.

---------------------                                 --------------------------
CUSIP No.  156772105                13D                   Page 8 of 17 Pages
---------------------                                 --------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE GENPAR (BERMUDA) MGP, L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)

------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO - CONTRIBUTIONS FROM PARTNERS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BERMUDA
------------------------------------------------------------------------------
       NUMBER OF SHARES            7        SOLE VOTING POWER
   BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH                   0
                                   -------------------------------------------
                                   8        SHARED VOTING POWER

                                            2,599,166(1)(2)
                                   -------------------------------------------
                                   9        SOLE DISPOSITIVE POWER

                                            0
                                   -------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                            2,599,166(1)(2)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,599,166(1)(2)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.2%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     ---------------------------------------------------------------------

(1) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
    STOCK.

(2) SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR (BERMUDA), L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.

---------------------                           ------------------------------
CUSIP No.  156772105           13D               Page 9 of 17 Pages
---------------------                           ------------------------------

==============================================================================
1   NAMES OF REPORTING PERSON

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INSURANCE GENPAR (BERMUDA) MGP, LTD.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    [ ]      (a)

    [X]      (b)
------------------------------------------------------------------------------
3   SEC USE ONLY


------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO - CONTRIBUTIONS FROM PARTNERS
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BERMUDA
------------------------------------------------------------------------------
        NUMBER OF SHARES           7         SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH                   0
                                   -------------------------------------------
                                   8         SHARED VOTING POWER

                                             2,599,166(1)(2)
                                   -------------------------------------------
                                   9         SOLE DISPOSITIVE POWER

                                             0
                                   -------------------------------------------
                                   10        SHARED DISPOSITIVE POWER

                                             2,599,166(1)(2)
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,599,166(1)(2)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES*
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.2%
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
==============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     --------------------------------------------------------------------


(1) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
    STOCK.

(2) SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR (BERMUDA) MGP, L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE GENPAR (BERMUDA), L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.

ITEM 1.   SECURITY AND ISSUER.

         The title of the class of equity securities of Ceres Group, Inc. (the "Company"), to which this Schedule 13D Amendment relates is the Company's common stock, par value $0.001 per share (the "Common Stock"). The address of the principal executive offices of the Company is located 17800 Royalton Road, Strongsville, Ohio 44136.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 3 below, (i) IP Delaware (hereinafter defined) purchased 949,819 shares of Common Stock for a purchase price of $7,123,635, and (ii) IP Bermuda (hereinafter defined) purchased 280,181 shares of Common Stock for a purchase price of $2,101,365. Such purchases were consummated on February 17, 1999. Both IP Delaware and IP Bermuda used contributions from their respective partners to fund such purchases.

ITEM 4.   PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

         The Reporting Persons consummated the transaction described herein in order to acquire additional interests in the Company and for investment purposes.

         Pursuant to a certain Stock Subscription Agreement dated as of February 17, 1999, the Company agreed to sell to Insurance Partners, L.P. ("IP Delaware") and Insurance Partners Offshore (Bermuda), L.P. ("IP Bermuda") (IP Delaware and IP Bermuda are collectively referred to as, the "Investor"), 1,230,000 shares of Common Stock, par value $0.001 per share, of the Company (the "Subscription Shares"), pursuant to the Company's private placement offering of 2,000,000 shares of Common Stock, and Investor agreed to purchase from the Company for investment, the Subscription Shares for a purchase price of $7.50 per share.

ITEM  5.  INTEREST IN SECURITIES OF ISSUER.

         Item 5 of Schedule 13D is hereby amended and supplemented by adding the following:

         IP Delaware

         IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.6% of the 14,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.

         Insurance GenPar, L.P., a Delaware limited partnership ("Insurance GenPar")

         In its capacity as the sole general partner of IP Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.6% of the 14,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.


                                   10 of 17

         Insurance GenPar MGP, L.P., a Delaware limited partnership ("IMGPLP")

         In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.6% of the 14,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.

         Insurance GenPar MGP, Inc., a Delaware corporation ("IMGPI")

         In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.6% of the 14,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.

         IP Bermuda

         IP Bermuda, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.2% of the 14,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.

         Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership ("Insurance GenPar Bermuda")

         In its capacity as the sole general partner of IP Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.2% of the 14,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.

         Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership ("IBMGPLP")

         In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.2% of the 14,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.

         Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation ("IBMGPI")

         In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.2% of the 14,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(2) and Rule 13d-3(d)(1)(i) of the Exchange Act.

         The Reporting Persons may be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange Act) 7,748,184 shares of Common Stock, which constitutes approximately 57.4% of the shares of Common Stock deemed outstanding pursuant to Rule 3d-3(d)(1)(i) of the Exchange Act.

         Because each of IP Delaware and IP Bermuda is a party to the Voting Agreement dated July 1, 1998 by and among the Company and the security holders listed on the signature pages thereof (which is incorporated herein by reference to Exhibit 1 of the Company's Schedule 13D Statement dated July 14,
1998), it may, as of July 1, 1998, be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange Act), 15,289,750(2) shares of Common Stock, which constitutes approximately
-----------------------------------------

(2) Includes 3,749,285 shares of Common Stock and warrants to acquire 1,399,733 shares of Common Stock (which are immediately exercisable) owned by IP Delaware. Includes 1,826,171 shares of Common Stock and warrants to acquire 772,995 shares of Common Stock (which are immediately exercisable) owned by IP Bermuda. Also, includes (i) 2,954,244 shares of Common Stock and warrants to acquire 1,477,272 shares of Common Stock owned severally by the Assignees, (ii) 1,000 shares of Common Stock and guarantee warrants (which are immediately exercisable) to acquire 660,000 shares of Common Stock owned by Peter W. Nauert, and (iii) 400,000 shares of Common Stock and guarantee warrants (which are immediately exercisable) to acquire 340,000 shares of Common Stock owned by the Fund.

                                   11 of 17

80.5% of the shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(1)(i) of the Exchange Act. Each of IP Delaware and IP Bermuda disclaims beneficial ownership of all Common Stock owned by Strategic Acquisition Partners, LLC ("SAP"), Turkey Vulture Fund XIII, Ltd. (the "Fund"), and the Assignees (as that term is more fully defined in the Company's Schedule 13D Statement dated July 14, 1998).

         (b) Prior to the closing of the transactions contemplated by the Amended and Restated Stock Purchase Agreement dated as of March 30, 1998 by and among the Company, IP Delaware, IP Bermuda, and SAP, as amended by that First Amendment thereto dated June 30, 1998, as further amended by the Indemnification and Closing Agreement dated as of July 1, 1998, among the Company, IP Delaware, IP Bermuda, and each of the persons listed on Schedule 1 thereto (which is incorporated herein by reference to Exhibit 4 of the Company's Schedule 13D Statement dated July 14, 1998), none of the Reporting Persons had any power to vote or direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

         (c) Except as set forth herein or in the Exhibits filed herewith, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is hereby made to the Stock Subscription Agreements, attached hereto as Exhibit 7.1 and Exhibit 7.2, which are incorporated herein by this reference. Additionally, Investor and the Company acknowledge that the Subscription Shares are bound by and subject to the Stockholders Agreement dated as of July 1, 1998 by and among the Company and the security holders listed on the signature pages thereof (which is incorporated by reference to Exhibit 3 of the Company's Schedule 13D Statement dated July 14, 1998), and the Voting Agreement dated as of July 1, 1998, by and among the Company and the security holders listed on the signature pages thereof (which is incorporated hereto by reference to Exhibit 1 of the Company's Schedule 13D Statement dated July 14, 1998). Investor and the Company also acknowledge that the Subscription Shares are "Registrable Shares" as that term is defined in the Registration Rights Agreement dated as of July 1, 1998 by and among the Company and the persons and entities set forth on the signature pages thereof (which is incorporated hereto by reference to Exhibit 2 of the Company's Schedule 13D Statement dated July 14, 1998), and as amended through Amendment No. 1 to the Registration Rights Agreement, by and among the Company and the persons and entities set forth on the signature page attached thereto (which is attached hereto as Exhibit 7.3 and incorporated herein by this reference).

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.


Incorporated by reference to                          Voting Agreement dated as of July 1,
Exhibit 1 of the Company's Schedule                   1998, by and among Central Reserve Life
13D Statement dated July 14, 1998                     Corporation, Insurance Partners, L.P.,
                                                      Insurance Partners Offshore (Bermuda),
                                                      L.P. and each of the security holders
                                                      listed on the signature page thereto.

Incorporated by reference to                          Registration Rights Agreement dated as
Exhibit 2 of the Company's Schedule                   of July 1, 1998, by and among Central
13D Statement dated July 14, 1998                     Reserve Life Corporation, Insurance
                                                      Partners, L.P., Insurance Partners
                                                      Offshore (Bermuda), L.P., and each of
                                                      the persons and entities set forth on the
                                                      signature pages thereto.

Incorporated by reference to                          Stockholders Agreement dated as of July
Exhibit 3 of the Company's Schedule                   1, 1998, by and among Central Reserve
13D Statement dated July 14, 1998                     Life Corporation, Insurance Partners,
                                                      L.P., Insurance Partners Offshore
                                                      (Bermuda), L.P., and each of the
                                                      security holders listed on the signature
                                                      pages thereto.

Incorporated by reference to                          Indemnification and Closing Agreement
Exhibit 4 of the Company's Schedule                   dated as of July 1, 1998, by and among
13D Statement dated July 14, 1998                     Central Reserve Life corporation,
                                                      Insurance Partners, L.P., Insurance
                                                      Partners Offshore (Bermuda), L.P., and
                                                      each of the persons identified on
                                                      Schedule 1 thereto.



                                    12 of 17


Exhibit 7.1                                           Stock Subscription Agreement, dated as of February 17,
                                                      1999, by and among, Ceres Group, Inc. and Insurance
                                                      Partners, L.P.

Exhibit 7.2                                           Stock Subscription Agreement, dated as of February 17,
                                                      1999, by and among, Ceres Group, Inc. and Insurance
                                                      Partners Offshore (Bermuda), L.P.

Exhibit 7.3                                           Amendment No. 1 to the Registration Rights Agreement,
                                                      dated as of February 16, 1999, by and among Ceres Group,
                                                      Inc. and the persons and entities set forth on the
                                                      signature pages attached thereto.


                                   13 of 17

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                   February 17, 1999
                                   -------------------------------------
                                         (Date)

                                   INSURANCE PARTNERS, L.P., a Delaware
                                   limited partnership


                                   By:  Insurance GenPar, L.P.,
                                        a Delaware limited partnership,
                                        its sole General Partner

                                        By:   Insurance GenPar MGP, L.P.,
                                              a Delaware limited partnership,
                                              its sole General Partner

                                              By:  Insurance GenPar MGP, Inc.,
                                                   a Delaware corporation, its
                                                   sole General Partner

                                                   By: /s/ STEVEN B. GRUBER
                                                      -------------------------
                                                   Name:   Steven B. Gruber
                                                        -----------------------
                                                   Title:
                                                         ----------------------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.



                                      February 17, 1999
                                      ---------------------------------------
                                                (Date)

                                      INSURANCE GENPAR, L.P., a Delaware
                                      limited partnership

                                      By:   Insurance GenPar MGP, L.P.,
                                            a Delaware limited partnership, its
                                            sole General Partner

                                            By:   Insurance GenPar MGP, Inc.,
                                                  a Delaware corporation, its
                                                  sole General Partner


                                                  By: /s/ STEVEN B. GRUBER
                                                      -------------------------
                                                  Name:   Steven B. Gruber
                                                        -----------------------
                                                  Title:
                                                         ----------------------


                                   14 of 17

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                       February 17, 1999
                                       ------------------------
                                             (Date)

                                       INSURANCE GENPAR MGP, L.P., a Delaware
                                       limited partnership


                                       By:  Insurance GenPar MGP, Inc.,
                                            a Delaware corporation, its sole
                                            General Partner


                                            By: /s/ STEVEN B. GRUBER
                                               -------------------------
                                            Name:   Steven B. Gruber
                                                 -----------------------
                                            Title:
                                                 ----------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


                                       February 17, 1999
                                       ------------------------
                                             (Date)

                                       INSURANCE GENPAR MGP, Inc., a Delaware
                                       corporation

                                       By: /s/ STEVEN B. GRUBER
                                          -------------------------
                                       Name:   Steven B. Gruber
                                            -----------------------
                                       Title:
                                            ----------------------



                                   15 of 17

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                February 17, 1999
                                ---------------------------
                                        (Date)

                                INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P., a Bermuda limited partnership, its sole General Partner

                                By:  Insurance GenPar (Bermuda), L.P., a
                                     Bermuda limited partnership, its sole
                                     General Partner

                                     By:  Insurance GenPar (Bermuda) MGP, L.P.,
                                          a Bermuda limited partnership, its
                                          sole General Partner

                                          By:  Insurance GenPar (Bermuda) MGP,
                                               Ltd., a Bermuda corporation, its
                                               sole General Partner

                                               By: /s/ STEVEN B. GRUBER
                                                  ---------------------------
                                               Name:   Steven B. Gruber
                                                    -------------------------
                                               Title:
                                                    ------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                     February 17, 1999
                                     ------------------------
                                             (Date)

                                     INSURANCE GENPAR (BERMUDA), L.P.,
                                     a Bermuda limited partnership


                                     By:  Insurance GenPar (Bermuda) MGP, L.P.,
                                          a Bermuda limited partnership, its
                                          sole General Partner

                                          By:  Insurance GenPar (Bermuda) MGP,
                                               Ltd., a Bermuda corporation, its
                                               sole General Partner

                                               By: /s/ STEVEN B. GRUBER
                                                  -----------------------------
                                               Name:   Steven B. Gruber
                                                    ---------------------------
                                               Title:
                                                     --------------------------


                                   16 of 17

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                    February 17, 1999
                                    -----------------------------
                                            (Date)

                                    INSURANCE GENPAR (BERMUDA) MGP, L.P.,
                                    a Bermuda limited partnership


                                    By:  Insurance GenPar (Bermuda) MGP,
                                         Ltd., a Bermuda corporation, its
                                         sole General Partner

                                         By: /s/ STEVEN B. GRUBER
                                            -----------------------------------
                                         Name:   Steven B. Gruber
                                              ---------------------------------
                                         Title:
                                               --------------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                    February 17, 1999
                                    ---------------------------------
                                             (Date)

                                    INSURANCE GENPAR (BERMUDA) MGP, LTD.,
                                    a Bermuda corporation


                                    By: /s/ STEVEN B. GRUBER
                                       ---------------------------------------
                                    Name:   Steven B. Gruber
                                         -------------------------------------
                                    Title:
                                          ------------------------------------


                                   17 of 17

                               INDEX TO EXHIBITS


Incorporated by reference to                          Voting Agreement dated as of July 1,
Exhibit 1 of the Company's Schedule                   1998, by and among Central Reserve Life
13D Statement dated July 14, 1998                     Corporation, Insurance Partners, L.P.,
                                                      Insurance Partners Offshore (Bermuda),
                                                      L.P. and each of the security holders
                                                      listed on the signature page thereto.

Incorporated by reference to                          Registration Rights Agreement dated as
Exhibit 2 of the Company's Schedule                   of July 1, 1998, by and among Central
13D Statement dated July 14, 1998                     Reserve Life Corporation, Insurance
                                                      Partners, L.P., Insurance Partners
                                                      Offshore (Bermuda), L.P., and each of
                                                      the persons and entities set forth on the
                                                      signature pages thereto.

Incorporated by reference to                          Stockholders Agreement dated as of July
Exhibit 3 of the Company's Schedule                   1, 1998, by and among Central Reserve
13D Statement dated July 14, 1998                     Life Corporation, Insurance Partners,
                                                      L.P., Insurance Partners Offshore
                                                      (Bermuda), L.P., and each of the
                                                      security holders listed on the signature
                                                      pages thereto.

Incorporated by reference to                          Indemnification and Closing Agreement
Exhibit 4 of the Company's Schedule                   dated as of July 1, 1998, by and among
13D Statement dated July 14, 1998                     Central Reserve Life corporation,
                                                      Insurance Partners, L.P., Insurance
                                                      Partners Offshore (Bermuda), L.P., and
                                                      each of the persons identified on
                                                      Schedule 1 thereto.

Exhibit 7.1                                           Stock Subscription Agreement, dated as of February 17,
                                                      1999, by and among, Ceres Group, Inc. and Insurance
                                                      Partners, L.P.

Exhibit 7.2                                           Stock Subscription Agreement, dated as of February 17,
                                                      1999, by and among, Ceres Group, Inc. and Insurance
                                                      Partners Offshore (Bermuda), L.P.

Exhibit 7.3                                           Amendment No. 1 to the Registration Rights Agreement,
                                                      dated as of February 16, 1999, by and among Ceres Group,
                                                      Inc. and the persons and entities set forth on the
                                                      signature pages attached thereto.